Mail Stop 4561

December 31, 2007

Mr. Sunil Wadhwani
Chief Executive Officer
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA  15275

**Re:     iGate Corporation**
**        Form 10-K for the Year Ended December 31, 2006**
**        Filed March 15, 2007**
**        File No. 0-21755**

Dear Mr. Wadhwani:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.      In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor.  For example, you disclose that changes in iGate Solutions revenue was due to new customer wins and an increase in business from recurring customers, but you give no indication as to the relative impact of each factor.  You also disclose that 2005 revenues increased due to increases in billable hours in India and increases in billing rates in the U.S. and India but have not quantified the amount of the change in reported sales that is attributable to changes in volume versus changes

in price.  Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

2.      We also note that you appear to attribute increases in 2006 revenue to improvements in your "onsite/offshore ratio."  We also note that you disclose the onsite/offshore ratio in your earnings release which was furnished on Form 8-K on February 27, 2007.  Please tell us the extent that you use the onsite/offshore ratio as a key indicator to manage your business and how you believe this indicator contributes to understanding and evaluating your company.  In addition, tell us what consideration you gave to disclosing the onsite/offshore ratio in your MD&A.  See Section III.B.1 of SEC Release No. 33-8350.

3.      Please tell us whether you use any utilization statistics to manage and evaluate your business considering that you provide services.  If so, explain why you have not disclosed such statistics.

Liquidity and Capital Resources, page 29

4.      We note that you provide little discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items, but you have not disclosed why these changes occurred.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Executive Compensation (incorporated from Definitive Schedule 14A)

Compensation Discussion and Analysis, Definitive Schedule 14A, pages 11-16

5.      We note your disclosure that Messrs. Wadhwani and Trivedi voluntarily declined bonuses in 2006 and other executive officers received bonuses based on undisclosed performance targets.  Item 402(b)(2)(ix) of Regulation S-K requires explanation of the factors considered in decisions to increase or decrease compensation materially in your compensation discussion and analysis.  Please explain how you will consider this requirement in your future disclosure.

Grants of Plan-Based Awards, Definitive Schedule 14A, page 18

6.      We note your disclosure of information related to equity awards in the grants of plan-based awards table.  Item 402(d) of Regulation S-K requires non-equity awards to be disclosed as well.  Please explain why the bonus program(s) applicable to your executive officers in 2006 was not addressed in the equity award columns of the plan-based awards table.

7.      It appears from your disclosure that potential and actual bonuses are earned based on the achievement of certain performance targets.  With respect to your disclosure of non-equity awards in the grants of plan-based awards table, Items 402(d)(2)(iii) and (iv) of Regulation S-K, respectively, require the presentation of threshold, target and maximum payout information.  Please tell us whether you considered the above referenced requirements and, if so, why you have not disclosed such information.

Signatures

8.      General Instruction D(2)(a) of Form 10-K provides that your principal financial officer <u>and</u> either a controller or chief accounting officer must sign the report.  In addition, a majority of your board of directors must also sign the report.  Your next filing and all subsequent filings must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, regarding the financial statements or related matters, you should call Christine Davis at (202) 551-3408.  If you have questions regarding other matters addressed above, please call LaTonya Reynolds at (202) 551-3535, or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.  Should you require further assistance, you may contact me at (202) 551-3451.

Sincerely,


Mark Kronforst
Accounting Branch Chief